

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2014

<u>Via E-mail</u>
Mr. Gerald B. Shreiber
President and Chief Executive Officer
J & J Snack Foods Corp.
6000 Central Highway
Pennsauken, New Jersey 08109

   Re: J & J Snack Foods Corp.
     Form 10-K for Fiscal Year Ended September 28, 2013
     Filed November 26, 2013
     File No. 0-14616

Dear Mr. Shreiber:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/H. Roger Schwall

        H. Roger Schwall
        Assistant Director